Exhibit 99

July 14, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Earnings call in relation to the unaudited standalone financial results and unaudited consolidated financial results of the Bank for the quarter ended June 30, 2025

In continuation of our intimation regarding the announcement of unaudited standalone financial results and unaudited consolidated financial results of the Bank for the quarter ended June 30, 2025 (“the financial results”), we wish to inform you that the Bank will host an earnings call with analysts and investors at 18:00 hours (IST) on July 19, 2025, wherein the senior management of the Bank will discuss the financial results with the participants.

Conference call- Dial in information:

Date	July 19, 2025

Time	18:00 hours (IST)

India / Universal Number	+91 22 6280 1329 / +91 22 7115 8230

International Toll Free numbers	USA: 18667462133 UK: 08081011573	Singapore: 8001012045 Hong Kong: 800964448

Pre-registration details (to avoid wait time)	https://ccreservations.com/hdfcbank/

Nature of the meeting	Group meeting

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight